2801 Post Oak Blvd., Suite 600 ■ Houston, Texas 77056
Tel: 713.960.9111

September 23, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attention: Christie Wong
Brian Cascio

Re: WESTLAKE CHEMICAL CORP
Form 10-K for the Fiscal Year Ended December 31, 2020
Filed February 24, 2021
File No. 001-32260

Ladies and Gentlemen:

Westlake Chemical Corporation (the “Company”) is submitting this letter in response to the comment provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated September 20, 2021 (the “Comment Letter”) with respect to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2020 filed with the Commission by the Company on February 24, 2021 (the “Form 10-K”).

For your convenience, we have set forth the comment of the Staff from the Comment Letter in bold below and provided our response below the comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2020

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 11. Long-Term Debt, page 72

1.We reference the disclosure about the registered public offering on June 12, 2020 of the 3.375% Senior Notes due 2030. Please tell us whether your public debt is guaranteed by any of your subsidiaries and explain your consideration of Rule 3-10 and 13-01 of Regulation S-X related to separate financial statements of guarantors.

Response: In response to the Staff’s comment, the Company advises the Staff that none of the Company’s outstanding debt securities, including the Company’s 3.375% Senior Notes due 2030 referenced in the Comment Letter, are guaranteed by any of the Company’s subsidiaries, and therefore Rule 3-10 and 13-01 of Regulation S-X do not require the Company to include separate financial statements of any subsidiary guarantors as a footnote in its consolidated financial statements.

Should the Staff have any questions with respect to the foregoing response or require further information, please contact me at (713) 585-2643.

Very truly yours,

WESTLAKE CHEMICAL CORPORATION

By:	/s/ M. Steven Bender
M. Steven Bender
Executive Vice President and Chief Financial Officer